FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

Diageo plc

(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 .

Diageo agrees the sale of Burger King
Diageo completes the sale of Burger King
Purchase of Own Shares
Purchase of Own Shares
SIGNATURES

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 December 2002 – 31 December 2002

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Purchase of Own Shares (2 December 2002)	Announcement Purchase of Own Shares (17 December 2002)

Announcement Purchase of Own Shares (3 December 2002)	Announcement Purchase of Own Shares (18 December 2002 — released 19 December)

Announcement Purchase of Own Shares (4 December 2002)	Announcement • Transfer of Shares by Employee Benefit Trust • Transfer of Shares by Employee Share Trust Trustee (19 December 2002)

Announcement Purchase of Own Shares (5 December 2002)	Announcement Purchase of Own Shares (19 December 2002)

Announcement Messrs Walsh and Rose inform Company of their beneficial interests (6 December 2002)	Announcement Purchase of Own Shares (20 December 2002)

Announcement Purchase of Own Shares (6 December 2002)	Announcement Purchase of Own Shares (24 December 2002)

Announcement Purchase of Own Shares (9 December 2002)	Announcement Purchase of Own Shares (24 December 2002)

Announcement • Purchase of Shares by Share Ownership Trustee • Lord Blyth informs Company of his beneficial interests (10 December 2002)	Announcement Messrs Walsh and Rose inform Company of their beneficial interests (27 December 2002)

Announcement Diageo agrees the sale of Burger King (13 December 2002)	Announcement Purchase of Own Shares (27 December 2002)

Announcement Messrs Walsh and Rose inform Company of their beneficial interests (13 December 2002)	Announcement Purchase of Own Shares (30 December 2002)

Announcement Diageo Completes the Sale of Burger King (13 December 2002)	Announcement Purchase of Own Shares (31 December 2002)

Announcement Purchase of Own Shares (16 December 2002)

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 16:57 2 Dec 2002 PRNUK-0212

2 December 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 600,000 ordinary shares at an average of 663.165 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:13 3 Dec 2002 PRNUK-0312

3 December 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 653.83 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 16:48 4 Dec 2002 PRNUK-0412

4 December 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 675.80 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:09 5 Dec 2002 PRNUK-0512

5 December 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 300,000 ordinary shares at an average of 688.11 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Director Shareholding 16:25 6 Dec 2002 PRNUK-0612

TO:	Regulatory Information Service
PR Newswire
RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 6 December 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 597,906 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 6 December 2002 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices
Date of Transaction	Transferred	of Ordinary Shares

06.12.02	597,906	£3.14-£5.05

The total holding of the Trust now amounts to 702,744 Ordinary Shares.

2) that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) has sold 1,070 Ordinary Shares in respect of participants leaving the Plan and transferred 12,775 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold at prices of £6.69 and £6.743 per share on 3 and 4 December 2002 respectively by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Dates of	No of Ordinary	Price Per
Transaction	Shares Sold	Share

3.12.02	61	£6.69
4.12.02	1,009	£6.743

No of Ordinary Shares
Date of Transactions	Transferred

4.12.02	12,775

The total holding of the Plan now amounts to 1,782,713 Ordinary Shares.

6 December 2002

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:24 6 Dec 2002 PRNUK-0612

6 December 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 750,000 ordinary shares at an average of 671.38 pence per share.

END

Company TIDM Headline Released Number	Diageo PLC DGE Purchase of Own Securities 17:13 9 Dec 2002 PRNUK-0912

9 December 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 500,000 ordinary shares at an average of 670.12 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:17 10 Dec 2002
Number	PRNUK-1012

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces the following:

that it received notification on 10 December 2002 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) that:

(i)  the Trustee purchased 53,671 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) in respect of participants in the Plan on 10 December 2002 at a price 673.5p per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(ii)  the following directors of the Company were allocated Ordinary Shares on 10 December 2002 under the Plan, from those purchased by the Trustee as disclosed in (i) above:

Name of Director	Number of Ordinary Shares

N C Rose	28
P S Walsh	28

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of 673.5p.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Diageo plc QUEST, the Grand Metropolitan No 2 Employee Share Trust, the Diageo Employee Benefit Trust, and in the case of Mr Walsh only, the Pillsbury 401(K) Savings Plan) are as follows:

Name of Director	Number of Ordinary Shares

N C Rose	90,498
P S Walsh	444,617	*

*	(of which 4,932 are held in the form of American Depositary Shares);

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 December 2002 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 1,836,384 Ordinary Shares.

that it received notification on 10 December 2002 from Lord Blyth that he has purchased 1,107 Ordinary Shares on 10 December 2002 under an arrangement with the Company, whereby he has agreed to use an amount of £7,500 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of 673.5p.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 21,687.

10 December 2002

END

Company	Diageo PLC
TIDM	DGE
Headline	Diageo agree Burger King Sale
Released	07:49 13 Dec 2002
Number	0695F

13 December 2002

Diageo agrees the sale of Burger King

Diageo plc announces that it has agreed the sale of Burger King Corporation under revised terms to the buying group composed of Texas Pacific Group (TPG), Bain Capital Partners and Goldman Sachs Capital Partners. The transaction is expected to close later today when payment will be received.

Diageo previously announced on 18 November 2002 that the buying group would not be able to complete the transaction on the terms agreed and announced on 25 July 2002. This was due to the highly competitive trading environment in which Burger King and other quick service restaurant businesses are currently operating and the deterioration in the capital markets. Under the revised agreement:

•	The purchase price is $1.5 billion. The purchase price will be settled in part by cash, by $86 million in assumed debt and the balance by means of subordinated debt with a principal amount of $212.5 million.

•	The cash portion of the purchase price reflects agreed adjustments for working capital and capital expenditure of Burger King and its subsidiaries. These variations are subject to the normal post-closing settlements, which are not expected to result in material changes to the cash received. Diageo is receiving $1.2 billion in cash. However Diageo is obliged to ensure that at completion Burger King has $65 million in cash.

•	The post closing capital structure of the Burger King group will include $750 million of senior loans provided by external lenders and $425 million of subordinated debt provided equally by Diageo and the buying group. The senior loans will have a term of 5 years. The subordinated debt will have a term of 10 and a half years and carries a non-cash cumulative coupon of 9%, which could become cash at the issuers’ option.

•	To facilitate the timely completion of this transaction, Diageo is guaranteeing the $750 million senior loans and a $100 million revolving credit facility at Burger King. However, the arrangements are structured in such a way as to encourage the Burger King group to refinance these loans on a non-guaranteed basis before their contractual maturity. If refinancing does not occur in the first 3 years Diageo will receive thereafter an annual guarantee fee of 5% of the outstanding principal amounts of the loans. Diageo will make an incentive payment of $10 million if the loans are refinanced during the first 18 months following closing or a payment of $5 million if they are refinanced during the next 18 months. The buying group has agreed to use all reasonable commercial efforts to assist in refinancing. Diageo will compensate Burger King for any fees and additional interest incurred during the outstanding term of the senior loans if those refinancing terms are satisfactory to Diageo. If the refinancing were to take place after 2 years the cost to Diageo is currently estimated to be approximately $55 million. Diageo expects to make provisions in respect of its obligations relating to these loans.

•	Diageo will not incur a tax liability as a result of the disposal. In addition aspects of the agreed transaction will result in a $100 million exceptional tax credit for the six months ended 31 December 2002.

•	The necessary regulatory approvals have already been obtained.

Diageo anticipates that the cash proceeds will be used to pay down debt.

For the year ended 30 June 2001 Burger King’s UK GAAP operating profit, before exceptional items and goodwill amortisation, was $257 million. For the year ended 30 June 2002 Burger King’s UK GAAP operating profit, before exceptional items and goodwill amortisation, was $230 million. Operating profit, which was $114 million in the six months ended 31 December 2001, is expected to decline by approximately 20% in the six months ending 31 December 2002. At 30 June 2002 Burger King’s net assets, before inter company balances and net borrowings, were $2.2 billion. Goodwill previously written off was $1.1 billion.

Announcing the agreement, Paul Walsh, CEO of Diageo, said:

‘We are pleased that we have been able to reach this agreement despite a difficult market and at a time of tough trading conditions for the quick service restaurant sector. We continued to review our options but concluded that this transaction with this buying group was the most certain route to achieving separation. Securing separation represents the best option through which Diageo can further realise value for its shareholders.

‘The sale of Burger King represents an important step for Diageo in delivering its strategy, laid out in 2000, to focus on its premium drinks business. Since that time, Diageo has concluded major transactions to realign the strategic focus of the group, including the sale of Pillsbury to General Mills and the acquisition, jointly with Pernod Ricard, of the Seagram’s spirits and wine business. Diageo is now well positioned to deliver superior levels of growth and return on invested capital.’

-Ends-

For further information contact:
Media enquiries: Kathryn Partridge +44 (0) 20 7927 5225
media@diageo.com
Investor enquiries: Catherine James +44 (0) 20 7927 5272
investor.rel@diageo.com

Diageo management will host a teleconference to analysts and investors @9.30am (GMT) on Friday 13 December 2002. Call this number to listen or ask questions:
From UK/Europe +44 (0) 20 8240 8242
US/Canada +1 800 269 9749

The teleconference will be available on instant replay from 12.00pm (GMT) on Friday 13 December until midnight Tuesday 31 December 2002 .The number to call is:

From UK/Europe +44 (0) 20 8288 4459 Passcode 379882
US/Canada +1 800 495 0250 Passcode 379882

Notes to editors:

1.     Diageo is the world’s leading premium drinks business with an outstanding collection of beverage alcohol brands across spirits, wine and beer categories. These brands include: Johnnie Walker, Guinness, Smirnoff, J&B, Baileys, Cuervo, Tanqueray, Captain Morgan, and Beaulieu Vineyard and Sterling Vineyards wines.

Diageo is a global company, trading in over 180 markets around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

2.     Burger King Corporation was founded in 1954 and is headquartered in Miami Florida. The Burger King system operates restaurants in all 50 states and 55 countries throughout the world. The entire Burger King restaurant system generated $11.3 billion in sales in over 11, 455 worldwide restaurants in the year ended 30 June 2002.

3.     Forward-looking and cautionary statements. This press release contains forward-looking statements based on management’s current expectations and assumptions. Such statements are subject to certain risks and uncertainties that could cause actual results to differ. The company undertakes no obligation to publicly revise any forward-looking statements to reflect future events or circumstances. Reference is also made to Diageo’s Annual Report 20F and the “Risk Factors” contained therein for other factors that could impact forward looking statements.

4.     Diageo’s financial adviser in the disposal has been Greenhill & Co. UBS Warburg and Merrill Lynch International have also provided financial advice to Diageo in relation to the transaction. Sullivan & Cromwell have acted as US legal counsel and Slaughter and May as English legal advisors.

Greenhill & Co is acting for Diageo plc and no one else in connection with the sale of Burger King Corporation and will not be responsible to anyone other than Diageo plc for providing the protections afforded to customers of Greenhill & Co. or for giving advice in relation to the sale. UBS Warburg Ltd, a wholly owned subsidiary of UBS AG acting through its business group UBS Warburg, is acting for Diageo in connection with the sale of Burger King Corporation and no-one else and will not be responsible to anyone other than Diageo plc for providing the protection offered to clients of UBS Warburg Ltd. nor for providing advice in relation to the sale.

Merrill Lynch International is acting for Diageo in connection with the sale of Burger King Corporation and no-one else and will not be responsible to anyone other than Diageo plc for providing the protection offered to clients of Merrill Lynch International nor for providing advice in relation to the sale.

5.     Texas Pacific Group (TPG) is a private investment firm that manages a series of equity investment funds with more than $7 billion of committed equity capital. Over the past decade, TPG has completed more than 50 transactions and invested over $4 billion of equity capital. TPG’s historical investments include Beringer Wine Estates, Continental Airlines, Del Monte Foods, Ducati Motorcycles, J. Crew, Oxford Health Plans, Petco and Seagate.

6.     Bain Capital Partners (BCP) is a private investment firm that manages a series of equity investment funds with more than $14 billion of committed equity capital. Over the past two decades, BCP has completed more than 100 transactions. BCP’s historical investments include Domino’s, Shoppers Drug and Brookstone.

7.     GS Capital Partners (GS) is the current primary investment vehicle of Goldman Sachs for making privately negotiated equity investments. The current GS Capital Partners fund was formed in July 2000 with total committed capital of $5.25 billion, $1.5 billion of which was committed by Goldman Sachs and its employees, with the remainder committed by institutional and individual investors. Over the past two decades, GS has completed more than 200 transactions. GS’s historical investments include Polo Ralph Lauren, MONY Life Insurance Company, Cognis and Koomin Bank.

8.     Financing of the transaction was arranged by J.P. Morgan and Citigroup. J.P. Morgan Securities Inc. and Citibank N.A. acted as advisor to the buying group consisting of Texas Pacific Group, Bain Capital Partners and Goldman Sachs Capital Partners

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	16:16 13 Dec 2002
Number	PRNUK-1312

TO:	Regulatory Information Service
PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1) that it received notification on 13 December 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 125,435 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 13 December 2002 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices
Date of Transaction	Transferred	of Ordinary Shares

13.12.02	125,435	£4.645-£4.89

The total holding of the Trust now amounts to 577,309 Ordinary Shares.

2) that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) has sold 535 Ordinary Shares in respect of participants leaving the Plan and transferred 4,338 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold at prices of £6.68 and £6.625 per share on 10 and 11 December 2002 respectively by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Dates of	No of Ordinary Shares	Price Per
Transaction	Sold	Share

11.12.02	337	£6.625
10.12.02	198	£6.68

No of Ordinary Shares
Date of Transactions	Transferred

10.12.02	4,338

The total holding of the Trust now amounts to 1,831,511 Ordinary Shares

13 December 2002

END

Company	Diageo PLC
TIDM	DGE
Headline	Burger King Sale Completed
Released	16:51 13 Dec 2002
Number	1146F

13 December 2002

Diageo completes the sale of Burger King

Further to the announcement this morning, Diageo announces that the sale of Burger King was completed today.

-ends-

For further information contact

Media enquiries Kathryn Partridge +44 (0) 20 7927 5225
Media@diageo.com
Investors enquiries Catherine James +44 (0) 20 7927 5272
Investor.rel@diageo.com

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:18 16 Dec 2002
Number	PRNUK-1612

16 December 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 400,000 ordinary shares at an average of 669.01 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:34 17 Dec 2002
Number	PRNUK-1712

17 December 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 400,000 ordinary shares at an average of 681.88 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	07:00 19 Dec 2002
Number	PRNUK-1812

18 December 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 400,000 ordinary shares at an average of 667.60 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	16:03 19 Dec 2002
Number	PRNUK-1912

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1)   that it received notification on 19 December 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 33,340 of the Company’s ordinary shares of 28 101 /108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 19 December 2002 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices
Date of Transaction	Transferred	of Ordinary Shares

19.12.02	33,340	£4.56-£5.23

The total holding of the Trust now amounts to 543,969 Ordinary Shares.

2)   that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) has sold 572 Ordinary Shares in respect of participants leaving the Plan and transferred 862 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold at prices of £6.835 and £6.902 per share on 13 and 16 December 2002 respectively by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Dates of	No of Ordinary Shares	Price Per
Transaction	Sold	Share

13.12.02	173	£6.835
16.12.02	399	£6.902

No of Ordinary Shares
Date of Transactions	Transferred

18.12.02	862

The total holding of the Trust now amounts to 1,830,077 Ordinary Shares

19 December 2002

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:53 19 Dec 2002
Number	PRNUK-1912

19 December 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 400,000 ordinary shares at an average of 664.14 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:57 20 Dec 2002
Number	PRNUK-2012

20 December 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 400,000 ordinary shares at an average of 659.23 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	08:01 24 Dec 2002
Number	PRNUK-2412

24 December 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it purchased yesterday for cancellation through Merrill Lynch International 250,000 ordinary shares at an average of 672.428 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	12:30 24 Dec 2002
Number	5697F

24 December 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 100,000 ordinary shares at an average of 672.1935 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:03 27 Dec 2002
Number	PRNUK-2712

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 16 PARAGRAPH 13 OF

THE LISTING RULES

Diageo plc (the ‘Company’) announces:

1)   that it received notification on 27 December 2002 for the purposes of Section 329 of the Companies Act 1985 that the trustee of the Diageo plc QUEST (the ‘Trust’) has transferred 32,566 of the Company’s ordinary shares of 28 101/108 pence (‘Ordinary Shares’) to participants exercising options granted under the Company’s UK Savings-Related Stock Option Scheme and the Grand Metropolitan Savings-Related Share Option Scheme (the ‘Schemes’). The Ordinary Shares were transferred by Diageo QUEST Trustees Limited as trustee of the Trust. The Trust is a discretionary trust for the benefit of employees of the Company and its subsidiaries which operates in conjunction with the Schemes and holds Ordinary Shares to satisfy existing options granted under the Schemes.

1.	Executive directors who are potential beneficiaries of the Trust are:

N C Rose

P S Walsh

2.	Transactions notified on 27 December 2002 in relation to the Trust.

	No. of Ordinary Shares	Range of Option Prices
Date of Transaction	Transferred	of Ordinary Shares

27.12.02	32,566	£4.47-£5.23

The total holding of the Trust now amounts to 511,403 Ordinary Shares.

2)   that the trustee of the Diageo 2001 All Employee Share Ownership Plan (the ‘Plan’) has sold 399 Ordinary Shares in respect of participants leaving the Plan and transferred 2,691 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold at a price of £6.725 per share on 23 December 2002 by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

Date of	No of Ordinary Shares	Price Per
Transaction	Sold	Share

23.12.02	399	£6.725

No of Ordinary Shares
Date of Transactions	Transferred

24.12.02	2,691

The total holding of the Trust now amounts to 1,826,987 Ordinary Shares

27 December 2002

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:52 27 Dec 2002
Number	PRNUK-2712

27 December 2002

Diageo Plc

Purchase of Own Securities

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 150,000 ordinary shares at an average of 666.3333 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:48 30 Dec 2002
Number	6619F

30 December 2002

Diageo Plc

Purchase of Own Securities

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 70,000 ordinary shares at an average of 666.0928 pence per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	12:30 31 Dec 2002
Number	6848F

31 December 2002

Diageo Plc

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Merrill Lynch International 50,000 ordinary shares at an average of 674.80 pence per share.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 21 January 2003	By	Name: J Nicholls Title: Deputy Secretary